SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 44)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

David A. Duffield, Chief Executive Officer
Kevin T. Parker, Co-President and Chief Financial Officer
W. Philip Wilmington, Co-President
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 3, 4, 6 and 8 in the Solicitation/Recommendation Statement on
Schedule 14D-9 previously filed by PeopleSoft, Inc. (“PeopleSoft” or the “Company”) on June 12, 2003 and subsequently amended, and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Severance Policies

     On November 3, 2004, the Compensation Committee of the Company’s Board of Directors approved the language implementing amendments to the Severance Policies for Executive Vice Presidents and Senior Vice Presidents which previously were approved by the Compensation Committee on September 15, 2004 and September 30, 2004, as previously disclosed in Amendment Nos. 37 and 38 to this Schedule 14D-9, respectively. The amended Severance Policies are attached as exhibits (e)(32) and (e)(33) to this Schedule 14D-9 and are incorporated herein by this reference.

Item 4. The Solicitation or Recommendation

     Item 4 is hereby amended and supplemented as follows:

Solicitation/Recommendation

     On November 1, 2004, Oracle Corporation (“Oracle”) announced that it was amending its tender offer price to $24.00 per share of PeopleSoft common stock (the “Revised Offer”) and extended the expiration date for the tender offer to midnight EST on November 19, 2004. On November 2, 2004, Oracle and Pepper Acquisition Corp. (“Oracle Sub”) filed an amendment to their Tender Offer Statement on Schedule TO (the “Schedule TO”) to reflect the revised price, to amend certain portions of the Schedule TO relating to the source of funds and financing for the offer, and to remove or revise certain conditions to the offer.

     After careful and thorough consideration by the transaction committee of independent directors (the “Transaction Committee”) and the Board of Directors (the “Board”), and after the Transaction Committee and the Board thoroughly reviewed the Revised Offer with the Company’s management and legal and financial advisors, the Transaction Committee and the full Board of Directors each unanimously determined on November 10, 2004 that the Revised Offer is inadequate and does not reflect the Company’s real value.

     Accordingly, after careful consideration and acting upon the unanimous recommendation of the Transaction Committee, the Board of Directors unanimously recommends that PeopleSoft stockholders reject the Revised Offer and not tender shares pursuant to the Revised Offer.

     A more complete discussion of the matters considered and reasons that the Transaction Committee and the Board of Directors unanimously believe that the Revised Offer is not in the best interests of PeopleSoft stockholders is included in “Reasons for the Recommendation of the Board,” below.

     A press release announcing the Board’s recommendation against accepting the Revised Offer is filed as exhibit (a)(122) to this Schedule 14D-9 and is incorporated herein by this reference.

Background of the Offer; Reasons for Recommendation

Background

     During the tender offer, Oracle offered PeopleSoft stockholders various offer prices prior to making the Revised Offer, including:

•	$16.00 per share, announced June 6, 2003;

•	$19.50 per share, announced June 18, 2003;

•	$26.00 per share, announced as Oracle’s “final price” on February 4, 2004; and

•	$21.00 per share, announced May 14, 2004.

     After careful and thorough consideration, the Transaction Committee and the full Board each unanimously determined that each of these offer prices was inadequate and not in the best interests of PeopleSoft stockholders. For additional information regarding the background of the Oracle tender offer and the Board’s past tender offer recommendations, stockholders should read our prior Schedule 14D-9 filings, which are available without charge at the SEC’s website at www.sec.gov.

     The Revised Offer ($24.00)

     On November 1, 2004, Oracle announced that it was amending the offer price to $24.00 per share and was extending the expiration date for the Revised Offer to midnight EST on Friday, November 19, 2004. In connection with the Revised Offer Oracle has stated:

•	The Revised Offer is Oracle’s “best and final offer”;

•	If the Minimum Tender Condition (i.e., the condition that a majority of PeopleSoft shares on a fully diluted basis are tendered) is satisfied by midnight EST on November 19, 2004 and the Board of Directors has not removed the Shareholder Rights Plan and rendered Section 203 of the Delaware General Corporation Law inapplicable to Oracle, then Oracle will “look to the Delaware Court of Chancery to take appropriate action”;

•	“If the Minimum Tender Condition has not been satisfied by midnight EST on November 19, 2004, we [Oracle] will withdraw our offer”; and

•	If the Minimum Tender Condition has not been satisfied by the November 19, 2004 expiration time, Oracle will drop its claims in the pending Delaware litigation seeking redemption of PeopleSoft’s Shareholder Rights Plan and an order enjoining PeopleSoft’s customer assurance program.

     On November 1, 2004, PeopleSoft issued a press release responding to Oracle’s announcement, advising PeopleSoft stockholders to take no action at that time and that the Board of Directors, consistent with its fiduciary duties, would meet to consider the Revised Offer and would make a recommendation to PeopleSoft stockholders in due course.

     On November 2, 2004, Oracle and Oracle Sub filed an amendment to their Schedule TO reflecting the Revised Offer price, amending certain portions of the Schedule TO relating to the source of funds and financing for the Revised Offer, and amending the conditions to the Revised Offer to eliminate or revise certain conditions to the offer.

     On November 3, 2004, the Board held a meeting, which was attended by the Company’s legal and financial advisors and certain members of management at the Board’s request. At this meeting, among other things, the Board reviewed the terms of the Revised Offer and asked questions of, and received answers from, the Company’s legal and financial advisors regarding the Revised Offer. Aneel Bhusri, the Vice Chairman, presented a corporate strategy update to the Board, and members of management presented proposed guidance for the fourth quarter of 2004 and a draft of the financial plan for 2005 and 2006. An extensive discussion of the matters presented by Mr. Bhusri and management followed. The Board then reviewed with management and the Company’s legal and financial advisors potential responses to the Revised Offer. Following this meeting, the Transaction Committee met separately to discuss the presentations, the Revised Offer and related matters.

     On November 8, 2004, the Board met with certain PeopleSoft executives and the Company’s legal and financial advisors to further discuss and consider in detail the Revised Offer. At the meeting, management presented a product strategy and product vision update, and further detail on management’s proposed guidance for the fourth quarter of 2004 and the financial plan for 2005 and 2006. The Board discussed the product strategy and product vision update and management’s proposed guidance for the fourth quarter of 2004 and proposed financial plan for 2005 and 2006. Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisors, discussed with the Board financial aspects of the Revised Offer. After a discussion by the Board, the Transaction Committee met with the Company’s legal and financial advisors. The Transaction Committee further discussed the Revised Offer and asked questions of the Company’s legal and financial advisors.

     On November 9, 2004, the Board met with certain PeopleSoft executives and the Company’s legal and financial advisors to further discuss the Revised Offer and related matters.

     On November 10, 2004, the Board again met with certain PeopleSoft executives and the Company’s legal and financial advisors. At this meeting, the Board further discussed and considered the Revised Offer and management’s proposed guidance for the fourth quarter of 2004 and its proposed financial plan for fiscal year 2005. Following these discussion, the Board unanimously approved management’s guidance for the fourth quarter of 2004 and the financial plan for fiscal year 2005. Citigroup and Goldman Sachs again discussed with the Board financial aspects of the Revised Offer, and each rendered to the Board of Directors its respective oral opinion to the effect that, as of November 10, 2004, the Revised Offer was inadequate to the holders of PeopleSoft common stock from a financial point of view. Following this meeting, the Transaction Committee separately met with the Company’s legal and financial advisors to further discuss the Revised Offer. At the conclusion of these discussions, the Transaction Committee unanimously determined to recommend that (i) the full Board recommend that the PeopleSoft stockholders reject the Revised Offer and not tender their shares, (ii) the Board not redeem the Preferred Share Purchase Rights (the “Rights”) under the Company’s Shareholder Rights Plan dated as of December 16, 1997 and amended as of December 26, 2002 (the “Shareholder Rights Plan”) and (iii) the Board take no action to render Section 203 of the Delaware General Corporation Law inapplicable to Oracle. Based on the Transaction Committee’s unanimous recommendation, the full Board unanimously recommended that the PeopleSoft stockholders reject the Revised Offer and not tender their shares, and determined not to redeem the Rights under the Shareholder Rights Plan or to take any action to render Section 203 inapplicable to Oracle.

     The Transaction Committee also unanimously recommended that members of the Transaction Committee approach Oracle to inform them that the Board would be willing to discuss a transaction at a price that reflects both PeopleSoft’s intrinsic value and the fact that PeopleSoft is materially more valuable to Oracle now than it was when Oracle made its inadequate $26.00 offer, and the full Board approved this recommendation. Accordingly, following the Board meeting, members of the Transaction Committee contacted Oracle to inform them that the Board had determined that the $24.00 Revised Offer price was inadequate and to reiterate that, as members of the Board had testified in the Delaware trial, the Company would be willing to discuss a transaction at an appropriate price that reflects both PeopleSoft’s intrinsic value and the fact that PeopleSoft is materially more valuable to Oracle now than it was when Oracle made its inadequate $26.00 offer. Oracle indicated they understood the Board’s position and appreciated the call.

     Oracle issued a press release immediately following the conversation which reiterated that the “absolute maximum amount” Oracle is prepared to pay is $24.00 per share.

Reasons for the Recommendation of the Board

     In reaching the conclusion that the Revised Offer is inadequate and in making the recommendation regarding the Revised Offer described above, the Board of Directors and the Transaction Committee consulted with the Company’s management and legal and financial advisors, and based their conclusions upon a number of reasons, including the following reasons:

•	Solid third quarter 2004 performance: For the third quarter, PeopleSoft announced license revenue of $161 million, record total revenue of $699 million (a 12% increase over the prior year), and strong earnings per share and cash flow, all of which substantially exceeded all estimates during a very challenging period.

•	Substantial sequential growth forecast for fourth quarter 2004: PeopleSoft continues to demonstrate strong sales execution and entered the fourth quarter with a robust pipeline. The Company anticipates substantial sequential growth in license revenue and pro forma and GAAP earnings per share. Specifically, PeopleSoft anticipates that license revenue will be in the range of $175 million to $185 million with total revenue between $700 million and $715 million. Operating margin for the quarter is expected to be in the range of 16% to 18% (pro forma) and 11% to 13% (GAAP). The Company expects to report pro forma and GAAP earnings per share between $0.20 and $0.22 and between $0.14 and $0.16, respectively. For the full year 2004, the Company expects total license revenue between $600 and $610 million with record total revenue of about $2.7 billion.

•	Strong momentum reflected in guidance for 2005: The Company expects strong momentum in 2005 due primarily to continued growth in license revenue; a growing maintenance revenue stream; focusing on operating efficiency and lowering costs; and the full year benefit of the cost and revenue synergies from the J.D. Edwards acquisition. For 2005, the Company expects license revenue of $640 million to $655 million, an increase of 5% to 10%, and total revenue of $2.8 billion to $2.9 billion, representing 4% to 8% growth. The Company also anticipates pro forma operating margins for the year in excess of 20% and GAAP operating margins in excess of 16%. 2005 pro forma earnings per share are expected to be between $1.05 and $1.10 and GAAP earnings per share to be in the range of $0.82 to $0.87. Guidance for 2005 does not include any potential benefit from the elimination of the Oracle overhang.

•	J.D. Edwards acquisition continues to deliver value: The Company has successfully executed on its integration with J.D. Edwards and will exceed the high end of the $207 million guidance in total synergies for 2004 given in September of last year. The Company has realized more than $190 million of these cost and revenue synergies through the end of the third quarter, 15% ahead of plan. Customers continue to realize strong benefits from the integrated Enterprise One product family and the Company anticipates further efficiencies and revenue opportunities in 2005.

•	Well positioned for sustained growth in 2005 and beyond: PeopleSoft’s plan reflects solid growth in its core ERP business, including areas such as Human Capital Management and Demand Driven Manufacturing, and from adjacent applications including Analytic Applications and Customer Relationship Management. The Company is uniquely positioned to exploit additional opportunities in emerging markets such as on-demand applications and in countries with rapidly-growing manufacturing economies. The Company will continue to focus on technology innovation leveraging web services and composite applications, and through its partnership with IBM will be delivering an industry-leading standards-based applications and infrastructure platform.

•	PeopleSoft is worth more to Oracle now than in February 2004 when Oracle made its inadequate $26 offer. Since the beginning of the year, PeopleSoft has:

•	Generated $422 million in license revenue, creating additional maintenance revenue and future up-sell and cross-sell opportunities;

•	Added 418 new license customers;

•	Increased total deferred maintenance by approximately 9%; and

•	Generated $248 million in incremental cash, or approximately $0.67 per share.

•	Offer inadequate based on fundamental valuation measures: Despite the strategic value of this transaction to Oracle, the Revised Offer price values the Company at multiples far below those paid in comparable transactions in the enterprise software industry. Also, the Revised Offer only values PeopleSoft at 22x forecasted 2005 earnings, well below PeopleSoft’s historical average trading multiple and the current average 2005 P/E multiple of other leading enterprise software companies.

•	Alameda lawsuit against Oracle seeking damages in excess of $1 billion goes to trial in January: PeopleSoft claims compensatory damages of more than $1 billion plus punitive damages in the Company’s lawsuit against Oracle, which is scheduled to go to trial before a jury in Oakland, California, on January 10, 2005. PeopleSoft’s complaint alleges that Oracle has engaged in unfair business practices, including a deliberate campaign to mislead PeopleSoft’s customers and disrupt its business.

     The Transaction Committee and the Board of Directors viewed the items above as specific reasons for concluding that the Revised Offer does not reflect PeopleSoft’s real value and is not in the best interest of the Company’s stockholders and for recommending that the stockholders reject the Revised Offer and not tender their shares to Oracle. In determining not to redeem the Rights under the Shareholder Rights Plan or to take action to render Section 203 inapplicable to Oracle, the Transaction Committee and the Board of Directors also considered the limited time available before the scheduled expiration date of the Revised Offer for PeopleSoft stockholders to understand the strength of PeopleSoft’s business as reflected in the Company’s financial guidance for 2005 and plan to advance PeopleSoft’s leadership in the marketplace.

     PeopleSoft’s Board also noted that Oracle is misrepresenting facts in an attempt to stampede PeopleSoft stockholders into selling at an inadequate price:

•	An Oracle executive testified in Delaware that Oracle promoted a “stingy” offer and publicly called it generous.

•	Oracle continues to wrongly demean PeopleSoft’s financial performance and outlook. In fact, it is Oracle’s applications business that appears “distressed.” Its license revenue declined approximately 36% in its most recent quarter over the prior year to less than half of PeopleSoft’s license revenue in the third quarter.

•	The Company believes that Oracle has conducted a calculated and coordinated campaign — most recently through testimony of Oracle executives in the Delaware trial — to damage PeopleSoft, drive down its stock price, and diminish PeopleSoft stockholder value.

•	Specifically, two Oracle executives implied in their testimony in Delaware that Oracle was planning to lower its offer price for PeopleSoft. Just two weeks later, Oracle did exactly the opposite.

•	Oracle has declared the $24.00 Revised Offer to be its “best and final” offer. This compares to Oracle’s previous “final” offer of $26.00 on February 4, 2004.

Considerations of the Board

     The foregoing discussion of the information and factors considered and reasons cited by the Board of Directors and the Transaction Committee is not meant to be exhaustive, but includes the material information, factors, analyses and reasons considered by the Board of Directors and the Transaction Committee in reaching their respective conclusions and recommendations. The members of the Board of Directors and the Transaction Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the views of the Company’s management and legal and financial advisors. In light of the number and variety of factors that the Board of Directors and the Transaction Committee considered, and the varied reasons that supported their opinions and conclusions, the members of the Board of Directors and the Transaction Committee did not find it practicable to assign relative weights to the foregoing factors or reasons. However, the recommendations of the Board of Directors and Transaction Committee were made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors or the Transaction Committee may have given different weight to different factors or reasons described or cited above.

Recommendation of the Board

     After considering the factors and in light of the reasons described above, the Transaction Committee and the Board of Directors each has separately determined that the Revised Offer is not in the best interests of PeopleSoft stockholders.

     Therefore, the Board of Directors unanimously recommends that PeopleSoft stockholders reject the Revised Offer and not tender their shares to Oracle for purchase pursuant to the Revised Offer.

Intent to Tender

     None of the members of the Board of Directors, and to the best knowledge of the Company, none of the Company’s executive officers, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Revised Offer.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented as follows:

     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock of the Company have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

			Number Shares
	Date of	Nature of	of
Name	Transaction	Transaction	Common Stock	Purchase/Sale Price
Michael Gregoire	10/30/04	Disposition(2)	1,252	$20.77
Kevin T. Parker	10/30/04	Disposition(2)	4,030	$20.77
Philip Wilmington	10/30/04	Disposition(2)	810	$20.77
Nanci Caldwell	11/01/04	Disposition(1)	4,125	$23.18
Guy Dubois	11/01/04	Disposition(1)	2,562	$23.19
Nanci Caldwell	11/05/04	Disposition(1)	1,562	$22.97
Guy Dubois	11/05/04	Disposition(1)	3,125	$23.01
Michael Gregoire	11/05/04	Disposition(1)	1,562	$23.01
Kevin T. Parker	11/05/04	Disposition(2)	782	$23.17
Philip Wilmington	11/05/04	Disposition(1)	3,125	$23.00

(1)	Pursuant to Rule 10b5-1(c) trading plan, renewed by the employee in November 2003, providing for automatic transactions upon establishment of a written contract, plan or instructions under conditions specified in the Rule.

(2)	Shares authorized by the employee to be withheld by the Company for taxes immediately due by the employee upon the vesting of restricted stock.

Item 8. Additional Information

Litigation Matters

     Testimony in the lawsuit filed in the Delaware Court of Chancery captioned Oracle Corp. v. PeopleSoft, Inc. (Case No. 20377-NC) commenced on October 4, 2004 and concluded October 15, 2004. Oracle alleges in this lawsuit, among other things, that the Company’s directors breached their fiduciary duties in responding to Oracle’s tender offer and that the Company’s Customer Assurance Program violates Delaware corporate law. The Company believes that the claims and allegations asserted by Oracle in this action are without merit, and intends to continue to vigorously defend against this lawsuit. A conference to discuss post-trial scheduling was set for November 12, 2004 before the Vice Chancellor, but has been postponed to November 24, 2004 pursuant to Oracle’s request in a November 5, 2004 letter to the Vice Chancellor. In that same letter, Oracle’s attorneys represented that Oracle will drop its claims seeking redemption of PeopleSoft’s shareholder rights plan and an order enjoining the Customer Assurance Program, if less than 50% of PeopleSoft’s shares are tendered by midnight EST on Friday, November 19, 2004. The Vice Chancellor has not indicated when his decision in this case will be forthcoming.

Oracle Offer

     On November 10, 2004, the Company issued a press release announcing that the Company’s Board of Directors voted unanimously to recommend that PeopleSoft stockholders reject Oracle’s amended unsolicited offer and hosted a conference call to discuss the press release. Copies of the press release and the transcript of the conference call are attached as exhibits (a)(122) and (a)(123), respectively, to this Schedule 14D-9 and are incorporated herein by this reference.

Employee and Customer Correspondence

     On November 10, 2004, PeopleSoft sent a letter to its employees and a letter to its customers, copies of which are attached as exhibits (a)(124) and (a)(125), respectively, to this Schedule 14D-9 and are incorporated herein by this reference.

Investor Presentation

     On November 11, 2004, the Company issued a press release announcing that it has prepared an investor presentation that will be available on the Investor Relations section of the Company’s website. Copies of the press release and the investor presentation are attached as exhibits (a)(126) and (a)(127), respectively, to this Schedule 14D-9 and are incorporated herein by this reference.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)

(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)

(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)
(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004 (19)
(a)(75)	Letter to employees dated February 9, 2004 (19)
(a)(76)	Letter to customers dated February 9, 2004 (19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004 (20)
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004 (20)
(a)(79)	Investor presentation materials (20)
(a)(80)	Press release issued by PeopleSoft on February 10, 2004 (20)
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004 (20)
(a)(82)	Press release issued by PeopleSoft on February 26, 2004 (20)
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint (20)
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint (20)
(a)(85)	Letter to stockholders dated March 3, 2004 (20)
(a)(86)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 4, 2004(21)
(a)(87)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 9, 2004(21)
(a)(88)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 12, 2004(21)
(a)(89)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(90)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(91)	Press release issued by PeopleSoft on March 19, 2004(22)
(a)(92)	Presentation given at PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(93)	Transcript of PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(94)	Press release issued by PeopleSoft on March 25, 2004(22)
(a)(95)	Transcript of conference call held by PeopleSoft on January 29,2004 (incorporated by reference to Exhibit 99.2 to PeopleSoft’s February 4, 2004 Form 8-K)(22)
(a)(96)	Redacted version of the Cross-complaint filed by Oracle in the Superior Court of the State of California, County of Alameda(23)
(a)(97)	Press release issued by the Michigan Attorney General’s Office on April 7, 2004(23)
(a)(98)	Press release issued by the Ohio Attorney General’s Office on April 9, 2004(23)
(a)(99)	Excerpts from transcript of conference call held by PeopleSoft on April 22, 2004(24)
(a)(100)	Press release issued by PeopleSoft on May 14, 2004(25)
(a)(101)	Excerpts from transcript of PeopleSoft’s 2004 Leadership Summit News Conference held on May 18, 2004(25)
(a)(102)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(103)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(104)	Redacted version of the Amended Complaint for Declaratory and Injunctive Relief filed by Oracle and Pepper Acquisition Corp. in the Delaware Court of Chancery(31)
(a)(105)	E-mail sent to PeopleSoft employees on July 2, 2004(32)

(a)(106)	Press release issued by PeopleSoft on July 7, 2004(33)
(a)(107)	Transcript of conference call held by PeopleSoft on July 27, 2004 (incorporated by reference to Exhibit 99.1 to PeopleSoft’s August 2, 2004 Form 8-K)(34)
(a)(108)	Excerpts from transcript of the Adams Harkness Annual Summer Seminar held on August 4, 2004(34)
(a)(109)	Press release issued by PeopleSoft on September 9, 2004(35)
(a)(110)	Letter sent to PeopleSoft employees on September 9, 2004(35)
(a)(111)	Letter sent to PeopleSoft customers on September 9, 2004(36)
(a)(112)	Letter sent to PeopleSoft prospective clients on September 10, 2004(36)
(a)(113)	Excerpts from transcript of Connect 2004 keynote address(37)
(a)(114)	Excerpts from transcript of Connect 2004 media and analyst news conference(37)
(a)(115)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(116)	Press release issued by PeopleSoft on September 23, 2004(37)
(a)(117)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(118)	E-mail sent to PeopleSoft employees on October 18, 2004(41)
(a)(119)	Excerpts from transcript of conference call held by PeopleSoft on October 21, 2004(41)
(a)(120)	Press release issued by PeopleSoft on October 26, 2004(41)
(a)(121)	Press release issued by PeopleSoft on November 1, 2004(42)
(a)(122)	Press release issued by PeopleSoft on November 10, 2004
(a)(123)	Transcript of conference call held by PeopleSoft on November 10, 2004
(a)(124)	Letter sent to PeopleSoft employees on November 10, 2004
(a)(125)	Letter sent to PeopleSoft customers on November 10, 2004
(a)(126)	Press release issued by PeopleSoft on November 11, 2004
(a)(127)	Investor presentation materials
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy—Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy—Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)
(e)(12)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated February 20, 2004 relating to the 2004 Annual Meeting of Stockholders (22)
(e)(13)	Memorandum of understanding regarding settlement of stockholder class actions(26)
(e)(14)	Amendment to memorandum of understanding regarding settlement of stockholder class actions(27)
(e)(15)	White paper dated February 1, 2004(28)
(e)(16)	June 15, 2004 weblog postings(28)
(e)(17)	Second amendment to memorandum of understanding regarding settlement of stockholder class actions(28)
(e)(18)	Amended Executive Severance Policy—Executive Vice Presidents, amended as of June 14, 2004(29)
(e)(19)	Amended Executive Severance Policy—Senior Vice Presidents, amended as of June 14, 2004(29)
(e)(20)	June 16 and 17, 2004 weblog postings(29)
(e)(21)	Stipulation and Agreement of Compromise, Settlement and Release dated June 17, 2004(29)
(e)(22)	June 20, 21 and 23, 2004 weblog postings(30)
(e)(23)	June 26, 28 and 30, and July 1, 2004 weblog postings(31)
(e)(23)(a)	Chart referred to in the “The Government Rests” weblog posting(31)
(e)(24)	July 2, 2004 weblog postings(32)
(e)(25)	Terms of Amended Customer Assurance Program approved July 6, 2004(32)
(e)(26)	July 20, and August 4, 2004 weblog postings(34)
(e)(27)	Addendum to Employment Contract between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.8 filed with PeopleSoft’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)(34)
(e)(28)	Terms of Amended Customer Assurance Program approved October 11, 2004(38)
(e)(28)(a)	Terms of Amended Customer Assurance Program approved October 11, 2004 (corrected)(39)
(e)(29)	Separation Agreement and General Release, dated October 12, 2004, by and between Ram Gupta and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(30)	Retention Agreement, entered into on October 18, 2004, by and between Guy Dubois and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(31)	Separation Agreement, dated October 18, 2004, by and between Craig Conway and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(32)	Amended Executive Severance Policy—Presidents, Co-Presidents and Executive Vice Presidents, amended as of October 1, 2004 (incorporated by reference to Exhibit 10.8 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)
(e)(33)	Amended Executive Severance Policy—Senior Vice Presidents, amended as of September 15, 2004 (incorporated by reference to Exhibit 10.9 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.

(20)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 20 to Schedule 14D-9 filed with the SEC March 4, 2004.

(21)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 21 to Schedule 14D-9 filed with the SEC March 15, 2004.

(22)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 22 to Schedule 14D-9 filed with the SEC March 29, 2004.

(23)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 23 to Schedule 14D-9 filed with the SEC April 13, 2004.

(24)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 24 to Schedule 14D-9 filed with the SEC April 28, 2004.

(25)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 25 to Schedule 14D-9 filed with the SEC May 20, 2004.

(26)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 26 to Schedule 14D-9 filed with the SEC May 27, 2004.

(27)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 27 to Schedule 14D-9 filed with the SEC June 14, 2004.

(28)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 28 to Schedule 14D-9 filed with the SEC June 16, 2004.

(29)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 29 to Schedule 14D-9 filed with the SEC June 18, 2004.

(30)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 30 to Schedule 14D-9 filed with the SEC June 28, 2004.

(31)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 31 to Schedule 14D-9 filed with the SEC July 2, 2004.

(32)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 32 to Schedule 14D-9 filed with the SEC July 7, 2004.

(33)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 33 to Schedule 14D-9 filed with the SEC July 7, 2004.

(34)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 34 to Schedule 14D-9 filed with the SEC August 12, 2004.

(35)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 35 to Schedule 14D-9 filed with the SEC September 9, 2004.

(36)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 36 to Schedule 14D-9 filed with the SEC September 10, 2004.

(37)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 38 to Schedule 14D-9 filed with the SEC October 5, 2004.

(38)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 39 to Schedule 14D-9 filed with the SEC October 12, 2004.

(39)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 40 to Schedule 14D-9 filed with the SEC October 12, 2004.

(40)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 41 to Schedule 14D-9 filed with the SEC October 18, 2004.

(41)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 42 to Schedule 14D-9 filed with the SEC October 29, 2004.

(42)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 43 to Schedule 14D-9 filed with the SEC November 2, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

	By:	/s/ KEVIN T. PARKER

Kevin T. Parker Co-President and Chief Financial Officer

Date: November 11, 2004

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25,

2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)
(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)

(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004 (19)
(a)(75)	Letter to employees dated February 9, 2004 (19)
(a)(76)	Letter to customers dated February 9, 2004 (19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004 (20)
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004 (20)
(a)(79)	Investor presentation materials (20)
(a)(80)	Press release issued by PeopleSoft on February 10, 2004 (20)
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004 (20)
(a)(82)	Press release issued by PeopleSoft on February 26, 2004 (20)
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint (20)
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint (20)
(a)(85)	Letter to stockholders dated March 3, 2004 (20)
(a)(86)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 4, 2004(21)
(a)(87)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 9, 2004(21)
(a)(88)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 12, 2004(21)
(a)(89)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(90)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(91)	Press release issued by PeopleSoft on March 19, 2004(22)
(a)(92)	Presentation given at PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(93)	Transcript of PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(94)	Press release issued by PeopleSoft on March 25, 2004(22)
(a)(95)	Transcript of conference call held by PeopleSoft on January 29,2004 (incorporated by reference to Exhibit 99.2 to PeopleSoft’s February 4, 2004 Form 8-K)(22)
(a)(96)	Redacted version of the Cross-complaint filed by Oracle in the Superior Court of the State of California, County of Alameda(23)
(a)(97)	Press release issued by the Michigan Attorney General’s Office on April 7, 2004(23)
(a)(98)	Press release issued by the Ohio Attorney General’s Office on April 9, 2004(23)
(a)(99)	Excerpts from transcript of conference call held by PeopleSoft on April 22, 2004(24)
(a)(100)	Press release issued by PeopleSoft on May 14, 2004(25)
(a)(101)	Excerpts from transcript of PeopleSoft’s 2004 Leadership Summit News Conference held on May 18, 2004(25)
(a)(102)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(103)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(104)	Redacted version of the Amended Complaint for Declaratory and Injunctive Relief filed by Oracle and Pepper Acquisition Corp. in the Delaware Court of Chancery(31)
(a)(105)	E-mail sent to PeopleSoft employees on July 2, 2004(32)

(a)(106)	Press release issued by PeopleSoft on July 7, 2004(33)
(a)(107)	Transcript of conference call held by PeopleSoft on July 27, 2004 (incorporated by reference to Exhibit 99.1 to PeopleSoft’s August 2, 2004 Form 8-K)(34)
(a)(108)	Excerpts from transcript of the Adams Harkness Annual Summer Seminar held on August 4, 2004(34)
(a)(109)	Press release issued by PeopleSoft on September 9, 2004(35)
(a)(110)	Letter sent to PeopleSoft employees on September 9, 2004(35)
(a)(111)	Letter sent to PeopleSoft customers on September 9, 2004(36)
(a)(112)	Letter sent to PeopleSoft prospective clients on September 10, 2004(36)
(a)(113)	Excerpts from transcript of Connect 2004 keynote address(37)
(a)(114)	Excerpts from transcript of Connect 2004 media and analyst news conference(37)
(a)(115)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(116)	Press release issued by PeopleSoft on September 23, 2004(37)
(a)(117)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(118)	E-mail sent to PeopleSoft employees on October 18, 2004(41)
(a)(119)	Excerpts from transcript of conference call held by PeopleSoft on October 21, 2004(41)
(a)(120)	Press release issued by PeopleSoft on October 26, 2004(41)
(a)(121)	Press release issued by PeopleSoft on November 1, 2004(42)
(a)(122)	Press release issued by PeopleSoft on November 10, 2004
(a)(123)	Transcript of conference call held by PeopleSoft on November 10, 2004
(a)(124)	Letter sent to PeopleSoft employees on November 10, 2004
(a)(125)	Letter sent to PeopleSoft customers on November 10, 2004
(a)(126)	Press release issued by PeopleSoft on November 11, 2004
(a)(127)	Investor presentation materials
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy—Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy—Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)
(e)(12)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated February 20, 2004 relating to the 2004 Annual Meeting of Stockholders (22)
(e)(13)	Memorandum of understanding regarding settlement of stockholder class actions(26)
(e)(14)	Amendment to memorandum of understanding regarding settlement of stockholder class actions(27)
(e)(15)	White paper dated February 1, 2004(28)
(e)(16)	June 15, 2004 weblog postings(28)
(e)(17)	Second amendment to memorandum of understanding regarding settlement of stockholder class actions(28)
(e)(18)	Amended Executive Severance Policy—Executive Vice Presidents, amended as of June 14, 2004(29)
(e)(19)	Amended Executive Severance Policy—Senior Vice Presidents, amended as of June 14, 2004(29)
(e)(20)	June 16 and 17, 2004 weblog postings(29)
(e)(21)	Stipulation and Agreement of Compromise, Settlement and Release dated June 17, 2004(29)
(e)(22)	June 20, 21 and 23, 2004 weblog postings(30)
(e)(23)	June 26, 28 and 30, and July 1, 2004 weblog postings(31)
(e)(23)(a)	Chart referred to in the “The Government Rests” weblog posting(31)
(e)(24)	July 2, 2004 weblog postings(32)
(e)(25)	Terms of Amended Customer Assurance Program approved July 6, 2004(32)
(e)(26)	July 20, and August 4, 2004 weblog postings(34)
(e)(27)	Addendum to Employment Contract between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.8 filed with PeopleSoft’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)(34)
(e)(28)	Terms of Amended Customer Assurance Program approved October 11, 2004(38)
(e)(28)(a)	Terms of Amended Customer Assurance Program approved October 11, 2004 (corrected)(39)
(e)(29)	Separation Agreement and General Release, dated October 12, 2004, by and between Ram Gupta and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(30)	Retention Agreement, entered into on October 18, 2004, by and between Guy Dubois and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(31)	Separation Agreement, dated October 18, 2004, by and between Craig Conway and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(32)	Amended Executive Severance Policy—Presidents, Co-Presidents and Executive Vice Presidents, amended as of October 1, 2004 (incorporated by reference to Exhibit 10.8 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)
(e)(33)	Amended Executive Severance Policy—Senior Vice Presidents, amended as of September 15, 2004 (incorporated by reference to Exhibit 10.9 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.

(20)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 20 to Schedule 14D-9 filed with the SEC March 4, 2004.

(21)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 21 to Schedule 14D-9 filed with the SEC March 15, 2004.

(22)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 22 to Schedule 14D-9 filed with the SEC March 29, 2004.

(23)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 23 to Schedule 14D-9 filed with the SEC April 13, 2004.

(24)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 24 to Schedule 14D-9 filed with the SEC April 28, 2004.

(25)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 25 to Schedule 14D-9 filed with the SEC May 20, 2004.

(26)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 26 to Schedule 14D-9 filed with the SEC May 27, 2004.

(27)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 27 to Schedule 14D-9 filed with the SEC June 14, 2004.

(28)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 28 to Schedule 14D-9 filed with the SEC June 16, 2004.

(29)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 29 to Schedule 14D-9 filed with the SEC June 18, 2004.

(30)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 30 to Schedule 14D-9 filed with the SEC June 28, 2004.

(31)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 31 to Schedule 14D-9 filed with the SEC July 2, 2004.

(32)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 32 to Schedule 14D-9 filed with the SEC July 7, 2004.

(33)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 33 to Schedule 14D-9 filed with the SEC July 7, 2004.

(34)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 34 to Schedule 14D-9 filed with the SEC August 12, 2004.

(35)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 35 to Schedule 14D-9 filed with the SEC September 9, 2004.

(36)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 36 to Schedule 14D-9 filed with the SEC September 9, 2004.

(37)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 38 to Schedule 14D-9 filed with the SEC October 5, 2004.

(38)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 39 to Schedule 14D-9 filed with the SEC October 12, 2004.

(39)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 40 to Schedule 14D-9 filed with the SEC October 12, 2004.

(40)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 41 to Schedule 14D-9 filed with the SEC October 18, 2004.

(41)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 42 to Schedule 14D-9 filed with the SEC October 29, 2004.

(42)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 43 to Schedule 14D-9 filed with the SEC November 2, 2004.